Exhibit 99.1

Edgen Group Inc.

18444 Highland Road

Baton Rouge, Louisiana 70809

April 16, 2012

PRIVATE AND CONFIDENTIAL

Spears & Associates, Inc.

8908 South Yale, Suite 440

Tulsa, Oklahoma 74137

USA

Re: Consent to use data extracted from “Drilling and Production Outlook”, March 2012

Dear Sir or Madam:

Edgen Group Inc. (the “Company”) is drafting a filing to be submitted to the Securities and Exchange Commission. We request your consent to cite, in the filing and all amendments thereto, certain statements and data (together, the “Data”) contained in the Drilling and Production Outlook, March 2012 edition. Furthermore, we also request to cite Spears & Associates, Inc. as the source of such Data. For example, we seek to include the Data as shown on Schedule A attached to this document in the Registration Statement.

If this is acceptable, please indicate your consent to our use of the Data by countersigning this letter. Please email the executed consent to Michael Fischette at michael.fischette@dechert.com, and return the original executed consent to Michael Fischette at Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104. Please call the Michael Fischette of Dechert LLP, counsel to the Company, at (215) 994-4000 with any questions you may have.

Sincerely,

Edgen Group Inc.

/s/ David L. Laxton, III
David L. Laxton, III, Chief Financial Officer

CONSENT GRANTED:

[/s/ Recipient]

By:	/s/ Richard B Spears
Name:	RICHARD B SPEARS
Title:	VP
Date:	16 APRIL 2012

Schedule A

We expect overall levels of North American onshore drilling activity to remain strong in the near term as a result of (1) increases in the number of rigs being directed towards oil and wet gas offsetting declines in drilling activity directed towards dry gas due to the relative strength of oil prices as compared to natural gas prices; (2) exploration and production companies drilling new oil and natural gas wells to satisfy lease maintenance obligations; (3) attractive economic returns for certain unconventional resources; and (4) foreign and private capital investments in unconventional resources, in particular from Asian and European oil and natural gas companies, supporting additional exploration-related capital expenditures. According to the March 2012 Drilling and Production Outlook published by Spears & Associates, Inc., total global onshore drilling and completion spending for 2011 was $197 billion, with 63% spent in the onshore U.S. market. Onshore drilling and completion spending in the U.S. has increased from $13.4 billion in 2000 to $125.0 billion in 2011 and is expected to increase to $170.2 billion in 2017.

Onshore oil and natural gas wells drilled using non-vertical drilling techniques and hydraulic fracturing applications typically result in greater measured depths and total footage drilled when compared to vertical wells. As a result of the proliferation of horizontal drilling and hydraulic fracturing activity, both total and per-well footage drilled have increased substantially over the past decade. Since 2001, the average annual footage drilled per well in the U.S. has increased from approximately 5,100 feet to approximately 6,900 feet in 2011.

Many upstream oil and gas companies are making significant investments in international offshore oil and natural gas developments where there are large undeveloped resources, such as in Southeast Asia, Brazil, West Africa and the Middle East. For example, there has been a significant rise in drilling and development activity offshore Brazil as a result of the recent discoveries of major oil and natural gas resources in deepwater pre-salt areas. In many of these markets, development of these new oil and natural gas discoveries will require significant investment in production infrastructure. Spears & Associates, Inc. estimates that global offshore drilling and completion spending was $63.8 billion in 2011, of which 16% will be spent in North America and 84% will be spent outside North America. Offshore drilling and completion spending outside North America has increased from $20.9 billion in 2000 to $53.7 billion in 2011 and is expected to increase to $108.3 billion in 2017.